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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                         ------------------------------

                              AVATAR HOLDINGS INC.
                                (Name of Issuer)

    COMMON STOCK, $1.00 PAR VALUE                      053494-10-0
  (Title of class of securities)                     (CUSIP number)

                             ROBERT TODD LANG, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               SEPTEMBER 15, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


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

 --------------------------------------------------------------------------                 ----------------------------------------
 CUSIP No. 053494 10 0                                                           13D                                 Page 2
 --------------------------------------------------------------------------                 ----------------------------------------
 --------------- ---------------------------------------------------------- --------------------------------------------------------
       1         NAME OF REPORTING PERSON:                                  ODAV LLC
                 ---------------------------------------------------------- --------------------------------------------------------
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
 --------------- ------------------------------------------------------------------------------------------------------------ ------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [X]
                                                                                                                (B) [_]
 --------------- -------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

 --------------- ------------------------------------ ------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:                     N/A

 --------------- ------------------------------------------------------------------------------------------------------------ ------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
 --------------- ---------------------------------------------------------- --------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      DELAWARE

 --------------------------- -------- ----------------------------------------------------- ----------------------------------------
         NUMBER OF              7     SOLE VOTING POWER:                                    2,107,763
           SHARES
                             -------- ----------------------------------------------------- ----------------------------------------
        BENEFICIALLY            8     SHARED VOTING POWER:                                  0
          OWNED BY
                             -------- ----------------------------------------------------- ----------------------------------------
            EACH                9     SOLE DISPOSITIVE POWER:                               2,107,763
         REPORTING
                             -------- ----------------------------------------------------- ----------------------------------------
        PERSON WITH            10     SHARED DISPOSITIVE POWER:                             0

 --------------- -------------------------------------------------------------------------- ----------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   2,107,763

 --------------- ------------------------------------------------------------------------------------------------------------ ------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

 --------------- ------------------------------------------------------------------------------------------------------------ ------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         24.1%

 --------------- ---------------------------------------------------------- --------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                                  OO (LIMITED LIABILITY COMPANY)

 --------------- ---------------------------------------------------------- --------------------------------------------------------


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
 --------------------------------------------------------------------------                 ----------------------------------------
 CUSIP No. 053494 10 0                                                           13D                                 Page 3
 --------------------------------------------------------------------------                 ----------------------------------------

 --------------- ---------------------------------------------------------- --------------------------------------------------------
       1         NAME OF REPORTING PERSON:                                  JACK NASH
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
 --------------- ------------------------------------------------------------------------------------------------------------ ------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [X]
                                                                                                                (B) [_]
 --------------- -------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

 --------------- ------------------------------------ ------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:                     N/A

 --------------- ------------------------------------------------------------------------------------------------------------ ------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
 --------------- ---------------------------------------------------------- --------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      UNITED STATES OF AMERICA

 --------------------------- -------- ----------------------------------------------------- ----------------------------------------
         NUMBER OF              7     SOLE VOTING POWER:                                    442
           SHARES
                             -------- ----------------------------------------------------- ----------------------------------------
        BENEFICIALLY            8     SHARED VOTING POWER:                                  2,107,763
          OWNED BY
                             -------- ----------------------------------------------------- ----------------------------------------
            EACH                9     SOLE DISPOSITIVE POWER:                               442
         REPORTING
                             -------- ----------------------------------------------------- ----------------------------------------
        PERSON WITH            10     SHARED DISPOSITIVE POWER:                             2,107,763

 --------------- -------------------------------------------------------------------------- ----------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   2,108,205

 --------------- ------------------------------------------------------------------------------------------------------------ ------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

 --------------- ------------------------------------------------------------------------------------------------------------ ------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        24.1%

 --------------- ---------------------------------------------------------- --------------------------------------------------------
       14        TYPE OF REPORTING PERSON:                                  IN

 --------------- ---------------------------------------------------------- --------------------------------------------------------

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
ITEM 1.    SECURITY AND ISSUER

           This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to the common stock, par value $1.00 per share, (the "Common Stock"), of Avatar Holdings Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 201 Alhambra Circle, Coral Gables, Florida 33134.

ITEM 2.    IDENTITY AND BACKGROUND

           This statement is filed on behalf of ODAV LLC, a Delaware limited liability company ("Odav"), and Jack Nash. Odav and Jack Nash are referred to herein collectively as the "Reporting Persons," and may be deemed to constitute the members of a "group".

           The managing members of Odav are Jack Nash LLC, a Delaware limited liability company, and Joshua Nash II LLC, a Delaware limited liability company (each a "Managing Member"). The sole member of Jack Nash LLC is Jack Nash and the sole member of Joshua Nash II LLC is Joshua Nash. Pursuant to the limited liability company agreement of Odav, Jack Nash, as the sole member of Jack Nash LLC, has the sole power to vote, direct the voting of, dispose of and direct the disposition of the shares of Common Stock beneficially owned by Odav. The principal business of the Managing Members is to act as managing members of Odav. The principal business of Odav is investments. The business address of Odav and each Managing Member is 280 Park Avenue, New York, NY 10017.

           Jack Nash is a private investor, his principal occupation. Jack Nash also serves (i) as the sole member of Jack Nash LLC, a managing member of Odav and (ii) as a general partner of Odyssey Partners, L.P ("Odyssey"). In addition, Jack Nash serves as the Chairman of the Board of Directors of the Issuer. The principal business of Odyssey is investments. The business address of Odyssey is 280 Park Avenue, New York, NY 10017.

           The principal occupation of Joshua Nash (who is a citizen of the United States) is to serve (i) as the sole member Joshua Nash II LLC, a managing member of Odav, (ii) as the sole member and manager of a limited liability company that is a general partner of Ulysses Partners, L.P. ("Ulysses Partners"), (iii) as the managing member of two affiliated limited liability companies, one which provides administrative services to Ulysses Partners and the other which provides investment advisory services to Ulysses Offshore Fund, Ltd. ("Ulysses Offshore"), and (iv) as a general partner of Odyssey. The principal business of each of Ulysses Partners and Ulysses Offshore is investments. The business address of Ulysses Partners is 31 West 52nd Street, New York, New York 10019, and the business address of Ulysses Offshore is Goldman Sachs (Cayman) Trust, Limited, Harbour Center, 2nd Floor, North Church Street, P.O. Box 896, George Town, Grand Cayman, Cayman Islands.

           During the last five years, none of Odav, the Managing Members, Jack Nash or Joshua Nash has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           On September 15, 2003, in order to facilitate the substantial liquidation of the other assets of Odyssey, Odyssey transferred 2,107,603 shares of Common Stock of the Issuer to Odav for no value in exchange. Each of the partners of Odyssey who held an indirect interest in the shares of Common Stock owned by Odyssey have the same indirect interest in the shares of Common Stock owned by Odav. Jack Nash and Joshua Nash, who are general partners of Odyssey, are the sole members of Jack Nash LLC and Joshua Nash II LLC, respectively, the managing members of Odav.

ITEM 4.    PURPOSE OF TRANSACTION

           The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

           The Reporting Persons have acquired the securities of the Issuer for investment purposes. The Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market, in privately negotiated transactions with third parties or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

           Jack Nash is the sole member of Jack Nash LLC, a managing member of Odav, and Chairman of the Issuer's Board of Directors. Accordingly, the Reporting Persons will be in a position to influence the management, operations and activities of the Issuer.

           Except as set forth above, the Reporting Persons have no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover page of this Schedule 13D are incorporated herein by reference.

           (b) The responses of each of the Reporting Persons to (i) Rows (7) through (10) of the cover page of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. Pursuant to Rule 13d-4 under the Securities and Exchange Act of 1934, as amended, each of Joshua Nash and Jack Nash hereby expressly disclaims beneficial ownership of such shares to the extent such beneficial ownership exceeds such person's fractional interest therein as a member of Odav, which fractional interest is not presently determinable.

           (c) The information set forth in Item 3 is incorporated herein by reference.

           (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Jack Nash is the sole member of Jack Nash LLC, a managing member of Odav, and the Chairman of the Board of Directors of the Issuer. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement between Jack Nash and ODAV LLC, dated September 15, 2003.


               [The remainder of this page intentionally left blank.]



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
                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 15, 2003



                                             ODAV LLC

                                             By:  JACK NASH LLC

                                             By:  /s/ Jack Nash
                                                --------------------------------
                                                Name:  Jack Nash
                                                Title:  Sole Member

                                                  /s/ Jack Nash
                                                 -------------------------------
                                                 Jack Nash

                                  EXHIBIT INDEX

Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement between Jack Nash and ODAV LLC, dated September 15, 2003.







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